Trinseo S.A. 1000 Chesterbrook Boulevard, Suite 300 Berwyn, PA 19312

May 12, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Frank Wyman, Angela Connell

RE:	Comment Letter Dated May 5, 2021
Trinseo S.A. Form 10-K for Fiscal Year Ended December 31, 2020 Filed February 22, 2021 File No. 001-36473

Dear Mr. Wyman and Ms. Connell:

Below please find the response (the “Response”) of Trinseo S.A. (together with its subsidiaries, “Trinseo” or the “Company”) to the comment (the “Comment”) set forth in the letter dated May 5, 2021 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to Trinseo.

For the convenience of the Staff, we have restated the Comment in bold in this letter; the corresponding response of the Company is shown below such Comment. References to page numbers are to the page numbers in the corresponding filing.

Form 10-K for Fiscal Year Ended December 31, 2020

Notes to Consolidated Financial Statements

Note 5 – Investments in Unconsolidated Affiliates, page F-19

Please provide us a reconciliation between your equity in earnings of unconsolidated affiliates, as reported in the consolidated statements of operations, and net income reported by Americas Styrenics on page F-61 for each period presented.

RESPONSE:

In conjunction with the formation of the Company in June 2010, 50%-ownership of Americas Styrenics LLC (“Americas Styrenics”), a styrenics joint venture with Chevron Phillips Chemical Company LP, was conveyed to the Company. As the Company has the ability to exercise significant influence over Americas Styrenics, since our formation, we have accounted for this investment under the equity method. The audited financial statements of Americas Styrenics as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019, and 2018 have been included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Form 10-K”) in accordance with the requirements of Rule 3-09 of Regulation S-X.

The following table, and accompanying footnotes, provide a reconciliation between equity in earnings of unconsolidated affiliates, as reported on the consolidated statements of operations within the Form 10-K, and net income reported by Americas Styrenics on page F-61 of the Form 10-K for all periods presented.

Trinseo S.A. 1000 Chesterbrook Boulevard, Suite 300 Berwyn, PA 19312

	Year Ended December 31,
($ in millions)	2020	2019	2018
Americas Styrenics Net income (1)	$80.5	$192.5	$260.2
Trinseo ownership interest in Americas Styrenics	50%	50%	50%
Trinseo share of Americas Styrenics Net income	$40.3	$96.3	$130.1
Basis difference accretion (2)	19.9	19.9	19.9
Accounting policy conformance adjustments (3)	6.8	2.8	(5.9)
Trinseo Equity in earnings of unconsolidated affiliates (4)	$67.0	$119.0	$144.1

(1)	As reported on page F-61 of the Form 10-K within the Consolidated Statements of Comprehensive Income of Americas Styrenics.

(2)	Upon the formation of the Company in June 2010, under the original purchase price allocation, the Company’s 50%-ownership interest in Americas Styrenics was recorded at fair value. The amount recorded as investment in unconsolidated affiliates at that time, however, was approximately $199 million less than the Company’s proportionate share of the net assets carrying value of Americas Styrenics. This basis difference was attributed primarily to the long-lived assets of Americas Styrenics.

As a result, in accordance with ASC 323-10-35, we have been recording accretion of this basis difference within our equity in earnings of unconsolidated affiliates on a straight line basis over a 10-year estimated useful life, with a corresponding increase in our equity investment balance. As of December 31, 2020, the basis difference has been fully amortized. There will be no accretion recorded in future periods.

(3)	This caption reflects accounting policy conformance adjustments related to the difference in treatment of expenditures for planned major maintenance activities, or turnaround activities, between the Company and Americas Styrenics. There is diversity in practice within the chemical industry for the accounting treatment of costs incurred related to turnaround activities. Analogizing the guidance within ASC 908-360-25-2, the Company has elected one of the acceptable methods, the deferral method, wherein turnaround activities that increase the Company’s manufacturing plants’ output and improve production efficiency as compared to pre-turnaround operations costs are capitalized within “Deferred charges and other assets” in the consolidated balance sheets and are amortized over the period until the next scheduled turnaround. This policy election, which has been applied consistently since the Company’s formation, is disclosed within Note 2 to the consolidated financial statements included within the Form 10-K.

Under their related accounting policy elections, Americas Styrenics applies another acceptable method, the direct expensing method, wherein all turnaround costs are expensed as incurred. The Company records adjustments to its equity in earnings of Americas Styrenics in order to align the treatment of such costs with our elected accounting methodology. Variation in the amount of these adjustments from year-to-year is attributable to the fluctuation in underlying expenditures incurred by Americas Styrenics for turnaround activities, offset by the amortization expense of such costs applied in Trinseo’s equity earnings.

(4)	As reported on the consolidated statements of operations of Trinseo S.A. in the Form 10-K on page F-6.

Trinseo S.A. 1000 Chesterbrook Boulevard, Suite 300 Berwyn, PA 19312

If you should have any questions about this letter or require any further information, please contact the undersigned at (610) 240-3207. Thank you for your assistance.

Sincerely,

/s/ David Stasse
David Stasse
Executive Vice President and Chief Financial Officer
1000 Chesterbrook Blvd., Suite 300
Berwyn, PA 19312

cc:	Frank Bozich, President and Chief Executive Officer
Angelo N. Chaclas, Senior Vice President, Chief Legal Officer, Chief Compliance Officer and Corporate Secretary
Bernard M. Skeete, Vice President, Global Controller and Principal Accounting Officer

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